Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Erin E. Martin

Partner

+1.202.739.5729

erin.martin@morganlewis.com

May 13, 2025

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Irving and Jason Niethamer

Re:	Osprey Bitcoin Trust

Draft Registration Statement on Form S-1

Submitted February 14, 2025

CIK No. 0001767057

Dear Mr. Irving and Mr. Niethamer:

On behalf of Osprey Bitcoin Trust (the “Trust”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 13, 2025, relating to the above-referenced submission of the Trust’s Draft Registration Statement on Form S-1 (the “DRS”). Concurrently herewith, the Trust is filing Amendment No. 1 to the DRS.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold and italicized text, followed by the corresponding responses from the Trust. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the DRS. Unless otherwise noted, the page numbers indicated below refer to page numbers in the DRS.

Draft Registration Statement on Form S-1 filed February 14, 2025

General

1.	Please tell us the status of the Exchange’s notice of filing of proposed rule change under Exchange Act Rule 19b-4. Please be advised that we may have additional comments once the 19b-4 application is filed.

In response to the Staff’s comment, the Trust advises the Staff that the 19b-4 application has been filed.

2.	To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

In response to the Staff’s comment, the Trust advises the Staff that a fact sheet will be provided once it is available.

3.	Please revise to disclose whether and to what extent the Trust, Sponsor, Prime Execution Agent, Liquidity Providers or any other entity is permitted to loan, pledge or rehypothecate any of the Trust’s assets.

In response to the Staff’s comment, the Trust has revised the disclosure on page 75 to specify that neither the Trust, the Sponsor, nor any other entity is permitted to lend, pledge, hypothecate or rehypothecate any of the Trust’s assets.

Cover Page

4.	Please identify the initial Authorized Participant here. Please also identify the initial purchaser that will be acting as an underwriter.

In response to the Staff’s comment, the Trust advises the Staff that it does not intend to identify an initial Authorized Participant or an initial purchaser. The Trust respectfully advises the Staff that, unlike newly formed exchange-traded products that are seeded in connection with their launch, the Trust issued common units of fractional undivided beneficial interest pursuant to Regulation D in 2020, its units have been quoted on the OTCQX since 2021, and it holds $180,982,553 of Bitcoin as of December 31, 2024.

Prospectus Summary, page 3

5.	Please disclose here that the amount of Bitcoin represented by each Share will decline over time as you pay the Management Fee and other expenses.

In response to the Staff’s comment, the Trust has revised the disclosure on page 3 to clarify that the number of Bitcoin represented by a Share will decline each time the Trust pays the Management Fee or any Additional Trust other expenses by transferring or selling Bitcoin.

Voting Rights, page 12

6.	Please reconcile your statement here that Shareholders have no voting rights with your disclosure in the last risk factor on page 39 and under Voting and Approvals on page 67 that Shareholders have limited voting rights.

In response to the Staff’s comment, the Trust has revised the disclosure on page 11 to clarify that Shareholders have limited voting rights.

Risk Factors

The trading prices of many digital assets, including Bitcoin, page 15

7.	Please address the risks of speculation in the digital asset markets, including the risk that the perception of a more favorable regulatory environment may result in increased speculative activity.

In response to the Staff’s comment, the Trust has revised the disclosure on page 14 to address the risks of speculation in the digital asset markets, including the risk that the perception of a more favorable regulatory environment may result in increased speculative activity.

Competition from the emergence or growth of other digital assets, page 29

8.	Refer to the fourth paragraph. Please discuss the risks of competing exchange-traded Bitcoin products in a separate risk factor. Also describe the specific competitive forces affecting this product, including whether the timing of the Trust’s entry on the market may have an impact on its performance. In addition, please update this discussion to reflect the approval and listing of a number of spot exchange-traded crypto asset products since January 2024.

In response to the Staff’s comment, the Trust has revised the disclosure on page 28 to (i) discuss the risks of competing exchange-traded Bitcoin products in a separate risk factor, (ii) describe specific competitive forces affecting the Trust, and (iii) reflect the approval and listing of spot-exchange traded crypto asset products since January 2024.

Overview of the Bitcoin Industry, page 55

9.	Please discuss the spot and futures markets for Bitcoin and regulation of Bitcoin futures.

In response to the Staff’s comment, the Trust has revised the disclosure on page 54 to discuss the spot and futures markets for Bitcoin and regulation of Bitcoin futures.

Limits on Bitcoin Supply, page 57

10.	To the extent current information is available, please update the number of Bitcoins outstanding, recent halving, and recent forks in the Bitcoin network. Similarly update the information on page 79 about the amount and composition of the Custodian’s holdings.

In response to the Staff’s comment, the Trust has revised the disclosure on page 54 to update the number Bitcoins outstanding, recent halving, and recent forks in the Bitcoin network. The Trust has also revised the disclosure on page 84 to update the amount and composition of the Custodian’s holdings.

Business of the Trust, page 60

11.	Please describe the CMBI Bitcoin Index methodology, including:
●	Identify and provide tabular disclosure of market share and volume information for each constituent trading platform comprising the Index used to calculate the Index Price;
●	How the identified constituent trading platforms are selected and how the Index Price is calculated;
●	Whether there have been changes to the constituent trading platforms comprising the Index and, if so, the reasons for those changes;
●	The extent to which the Sponsor has discretion to select a different index;
●	The composition and operation of any oversight committee; and
●	Whether and, if so, how the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the Index.

In response to the Staff’s comment, the Trust advises the Staff that the Trust intends to transition from the use of the CMBI Bitcoin Index to the Lukka Prime Bitcoin Reference Rate prior to the effectiveness date of this registration statement. The Trust has revised the disclosure on pages 60 through 62 to describe the Lukka Prime Bitcoin Reference Rate methodology.

12.	Please add a subsection describing the mechanics of the creation and redemption process. With respect to the Bitcoin Trading Counterparties and Prime Execution Agent, disclose the following:
●	Identify, when known, the Bitcoin Trading Counterparties or Prime Execution Agent. Clarify whether and to what extent any of the Bitcoin Trading Counterparties or Prime Execution Agent are affiliated with or have any material relationships with any of the Authorized Participants.
●	Describe the approval process for and specific criteria for engagement as a Bitcoin Trading Counterparty, such as whether the Bitcoin Trading Counterparty may be an affiliate of the Trust or Sponsor.
●	Disclose, when known, the material terms of any agreement you have entered into, or will enter into, with a Bitcoin Trading Counterparty or Prime Execution Agent, including whether and to what extent there will be any contractual obligations on the part of the Bitcoin Trading Counterparty or Prime Execution Agent to participate in cash orders for creations or redemptions.

●	Disclose how the Trust will inform Shareholders that it has engaged additional Bitcoin Trading Counterparties.

In response to the Staff’s comment, the Trust has included disclosure beginning on page 66 describing the mechanics of the creation and redemption process. When the Bitcoin Trading Counterparties and the Prime Execution Agent have been identified by the Trust, the Trust will further revise the disclosure to include the requested information.

13.	Please describe the circumstances in which the Sponsor would suspend redemption orders and disclose whether and how Shareholders will be notified if the Trust has suspended creations and redemptions.

In response to the Staff’s comment, the Trust has added disclosure on pages 70 through 71 describing the circumstances in which the Sponsor would suspend creation or redemption orders and how the Shareholders will be notified if the Trust has suspended creations and redemptions.

Historical Digital Asset Holdings and Bitcoin Prices, page 62

14.	Please clarify, if accurate, that the Bitcoin Market Price depicted in the chart is determined by you in accordance with ASC 820. Also present in the chart CMBI Bitcoin Index data for comparability and update the chart to the extent current information is available.

In response to the Staff’s comment, the Trust has revised the disclosure on page 59 to clarify that the Bitcoin Market Price is determined in accordance with ASC 820. The Trust advises the Staff that, as a result of the expected transition to the Lukka Prime Bitcoin Reference Rate as the Trust’s new Index, the Trust has not updated the chart to present the CMBI Bitcoin Index data, but has updated the chart on page 59 to include more current information.

Valuation of Bitcoin and Determination of NAV, page 63

15.	You state the investment objective of the Trust is for the Shares to reflect the performance of Bitcoin as measured by reference to the CMBI Bitcoin Index. Please discuss how the Index is used in the valuation of Bitcoin and determination of NAV. In this regard, reconcile your disclosure that the value of Bitcoin held by the Trust is determined in accordance with ASC 820 with disclosure elsewhere that the Index Price is used to calculate the value of the Trust’s Bitcoin.

In response to the Staff’s comment, the Trust advises the Staff that the Trust will no longer measure the performance of Bitcoin by reference to the CMBI Bitcoin Index, but rather intends to transition to the Lukka Prime Bitcoin Reference Rate prior to the effectiveness date of the registration statement. The Trust calculates the current value of Bitcoin held by the Trust and the determination of NAV by reference to the Bitcoin Market Price. The Bitcoin Market Price is determined based on the estimated fair market value price for Bitcoin, reflecting the execution price of Bitcoin on its principal market as determined by Lukka, which also provides the Lukka Prime Bitcoin Reference Rate, and which uses pricing methodology designed in accordance with ASC 820. The Trust advises the Staff that it has revised the disclosure on pages 3, 6, 26, 32 and 49 to replace references to the Index Price with references to the Bitcoin Market Price.

16.	Please disclose what policies or procedures you have in place if the Index becomes unavailable or if the Sponsor determines that the Index does not reflect an accurate Bitcoin price.

In response to the Staff’s comment, the Trust advises the Staff that the Trust uses the Bitcoin Market Price, not the Index, to determine the current value of Bitcoin. The Trust has included disclosure on page 64 regarding the policies and procedures the Trust has in place if the Index becomes unavailable or if the Sponsor determines that the Index does not reflect an accurate Bitcoin price.

The Trust's Service Providers

The Trust Administrator's Role, page 79

17.	Please describe the AML, KYC, OFAC, and any other procedures conducted by the Trust Administrator or other service providers to determine whether the counterparty in a transaction is not a sanctioned entity. To the extent material, add a risk factor describing the risk of a potential transaction with a sanctioned entity and the impact if such a transaction were to occur.

In response to the Staff’s comment, the Trust advises the Staff that the Trust’s AML, KYC, OFAC, or any other procedures to determine whether a counterparty in a transaction is not a sanctioned entity will be provided once it is available. The Trust further advises the Staff that the Trust has revised the disclosure on page 45 to clarify the risk factor describing the risk of a potential transaction with a sanctioned entity and the impact if such a transaction were to occur.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.202.739.5729.

Very truly yours,

/s/ Erin E. Martin